August 13, 2012

VIA EDGAR AND OVERNIGHT COURIER

Mr. Tom Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Empire State Realty Trust, Inc.

Empire State Realty OP, L.P.

Amendment No. 2 to Registration Statement on Form S-4

Filed July 3, 2012

File Nos. 333-179486; 333-179486-01

Dear Mr. Kluck:

On behalf of Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P. (the “Operating Partnership”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 3 (“Form S-4 Amendment No. 3”) to the Registration Statement on Form S-4 (File Nos. 333-179486; 333-179486-01) of the Company and the Operating Partnership (the “Form S-4 Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 31, 2012.

For convenience of reference, each Staff comment contained in your July 31, 2012 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company and the Operating Partnership, as applicable.

We have provided to you five courtesy copies of the Form S-4 Amendment No. 3, filed by the Company and the Operating Partnership on the date hereof, and five copies of the Form S-4 Amendment No. 3 which are marked to reflect changes made to the Form S-4 Registration Statement filed with the Commission on July 3, 2012 (the “Marked Copies”). The changes reflected in the Form S-4 Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Form S-4 Registration Statement. All page references in our responses are to the pages of the Marked Copies. Capitalized terms used and not otherwise defined in this response letter that are defined in the Form S-4 Registration Statement shall have the meanings set forth in the Form S-4 Registration Statement. Please note that references to “we,” “our” and “us” refer to the Company, the Operating Partnership or the supervisor, as applicable.

August 13, 2012

General

1.	The comments and page references below refer to the Form S-4 as filed on July 3, 2012. To the extent the comments are also applicable to disclosure in the Form S-11, please revise the Form S-11 accordingly. We may have further comments on the Form S-11.

We acknowledge the above comment.

2.	We note your response to comment 3 of our letter dated June 8, 2012. Please note that we are reviewing your response in regards to the third-party portfolio proposal and whether it complies with Section 14(a) of the Exchange Act. We may have further comments.

We acknowledge the above comment and the views expressed by the Staff in the August 9th telephone call concerning this comment, all of which is currently under review by the Company.

3.	We note your response to comment 2 of our letter dated June 8, 2012. Item 911(a)(4) of Regulation S-K requires the filing of all reports received from an outside party which are materially related to the transaction, without exception for preliminary or draft reports, or for materials that were not ultimately relied on by the sponsor. Accordingly, please file as exhibits to your registration statement all of the schedules and work papers described in your response, including the June report, the preliminary draft valuation, the actual property appraisals for the subject LLCs, and all similar appraisals and materials relating to the private entities. To the extent that these reports present findings or conclusions that are materially different from those appearing in Exhibit 99.47, please summarize those differences in your prospectus. Finally, please modify the legend on page 222 to include all filed reports, appraisals and opinions, not simply Exhibit 99.47.

We have filed the June illustrative report as Exhibit 99.48. We are providing to the Staff supplementally interim preliminary work papers relating to the property valuations prepared by the independent valuer and sent to the supervisor on September 16, 2011, October 4, 2011, October 15, 2011 and November 17, 2011. The September 16, 2011 preliminary work papers relating to property valuations were the first preliminary work papers relating to property valuations that the independent valuer furnished to the supervisor.

August 13, 2012

In addition to the interim preliminary work papers relating to property valuations describe above, we are providing to the Staff supplementally interim preliminary work papers relating to allocations prepared by the independent valuer and sent to the supervisor on October 5, 2011 and October 14, 2011. The interim preliminary work papers relating to allocations allocate the values included in the interim preliminary work papers relating to property valuations to each of the subject LLCs and the private entities and calculated preliminary exchange values.

The material differences reflected in these interim preliminary work papers are described below.

As we stated in our response to the Staff dated July 3, 2012, we believe that the interim preliminary work papers relating to property valuations and allocations do not represent separate reports that are required to be filed. Instead, each of these work papers was submitted for the purpose of being reviewed and corrected and it was contemplated that a final preliminary valuation would be delivered after completion of the review process. We believe that the inclusion in the Form S-4 Registration Statement of these interim preliminary work papers is confusing and potentially misleading and does not provide information material to participants; we continue to believe that not every communication between a financial advisor and a registrant should be deemed to be a “report” within the meaning of Item 911(a)(4) and required to be filed as an exhibit to a registration statement. We believe that the word “report,” though not defined, should be interpreted to mean only those communications that are intended to convey advice or conclusions rather than communications intended to solicit information from a registrant or to confirm information. To the extent that, notwithstanding the foregoing, the Staff requires filing of these interim preliminary work papers relating to property valuations and allocations as exhibits to the Form S-4 Registration Statement, we will file the forms furnished supplementally and include the following disclosure:

“During the period from September 16, 2011 through the submission of the final preliminary valuation prior to commencement of the solicitation of consents from participants in the private entities in November 2011, the independent valuer provided to the supervisor for its review interim preliminary work papers with respect to property valuations and allocations of consideration. These interim preliminary work papers were submitted for review and verification and were not intended to and did not reflect the final work product or advice or conclusions of the independent valuer. The interim preliminary work papers relating to property valuations and allocations containing material changes are filed as exhibits to the Registration Statement on Form S-4.

The following are the material differences from the final valuation reflected in the interim preliminary work papers relating to property valuations and allocations: revisions to the property allocations to reflect corrections provided by the supervisor for the calculation of the overage rent payable under operating leases to conform to the various governing documents; adjustment in the management fees the independent valuer applied in respect to certain of the non-New York City properties to the actual management fees paid by the private entities that own such properties; changes in the property valuations and allocations to reflect the change in the valuation methodology from valuing the residual interest in a two-tier property on the basis of the discounted cash flow method to valuing it on the basis of the 50/50 joint venture method and, in connection therewith to change the allocation of debt from 100% to the subject LLCs to 50% to the subject LLCs and 50% to the operating lessees, except for $60,500,000 of debt of Empire State

August 13, 2012

Building Associates L.L.C. incurred in connection with the acquisition of the fee interest, which was allocated 100% to Empire State Building Associates L.L.C; changes in the allocations to reflect changes in the property values; and changes in the discount rates and terminal capitalization rates.”

We advise the Staff that, in addition to the interim preliminary work papers that we are furnishing supplementally, other preliminary work papers were furnished by the independent valuer to the supervisor. These work papers either contained immaterial changes from the prior preliminary work papers or were part of a single revision, with changes that were made in stages, which were fully incorporated in subsequent preliminary work papers that are provided supplementally. We do not believe that any of these submissions should be considered to represent separate preliminary work papers. For example:

•

Prior to the preliminary work papers relating to property valuations provided on October 4, 2011, there were corrections provided by the supervisor in the calculation of the overage rent payable under operating leases, which were incorporated in part in an interim set of work papers and completed in the October 4, 2011 work papers. The interim work papers also made certain other changes, all of which were included in the October 4, 2011 work papers. We do not believe that these interim preliminary work papers should be required to be filed.

•

An interim set of work papers (which did not include back-up details) of the valuation changes relating to the 50/50 joint venture analysis was provided by the independent valuer, which also included changes in the discount rates and terminal capitalization rates for certain of the properties. All of those changes, with backup, were included in the October 13, 2011 work papers relating to property valuations. We do not believe that these interim preliminary work papers should be required to be filed.

In addition, we advise the Staff that we have included a legend under “Reports, Opinions and Appraisals — Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 210 of the Form S-4 prospectus with respect to furnishing the June report and will include similar legends with respect to any of the interim work papers that we are required to file.

4.	We note your response to comment 8 of our letter dated June 8, 2012. Given that the supervisor can implement the buyout regardless of whether a transaction is consummated, please provide your analysis under Rule 13e-3 with respect to a standalone buyout. Please also briefly describe the circumstances under which the supervisor may choose to abandon or postpone the transaction, and the authority for doing so, in both the case where the buyout is implemented and where it is not.

We supplementally advise the Staff that we do not believe the fact that the supervisor can implement the buyout whether or not a transaction is consummated alters the Rule 13e-3 analysis. Whether or not the buyout is effected is within the control of the participant who can consent to a transaction after notice that the required supermajority consent has been received. Therefore, the buyout under these circumstances does not affect the right of a participant to receive Class A common stock or compliance with the conditions of Rule 13e-3(g)(2).

August 13, 2012

By changing his or her consent after the buyout notice is received, each participant has the ability to receive a security meeting the conditions of Rule 13e-3(g)(2), if the transaction is consummated, and to retain his or her current participation interest, if the transaction is not consummated.

The participants, by voting for the proposed transaction, authorize the agents to proceed with the transaction. The agents under the operating agreement have the final decision as to whether to proceed with the transaction, and the agents, all of whom are principals of the supervisor, have the discretion, subject to their fiduciary duties, to determine whether to proceed. The supervisor, acting on behalf of the subject LLCs and the agents, similarly have discretion, subject to its fiduciary duties, as to whether to abandon or postpone the transaction. Because unanimity of the participants is required to provide the authority to proceed with the transaction, the buyout would need to be effected following receipt of consents from the supermajority to provide such authority. As a result, the buyout needs to be effected whether or not the subject LLCs ultimately proceed with the transaction and is not affected by whether or not the transaction closes.

We supplementally advise the Staff that, while the buyouts of any non-consenting participants that do not change their vote after the buyout notice are necessary to obtain the unanimous consent required under the participating agreements, it is not the supervisor’s or the agents’ intention to effect any buyouts. In past transactions, the supervisor and the agents have sought to avoid the buyout through a series of calls and letters to participants to encourage participants to change their vote after the supermajority consent has been received. As a result of calls and letters from the supervisor and the agents in connection with the solicitation of consents from participants in the private entities, no buyouts were effected in the private entities which were subject to similar buyout provisions. The supervisor and the agents intend to proceed in the same manner in connection with buyouts of participants in the subject LLCs.

Prospectus Cover Page

5.	Please revise the cover page of the prospectus to disclose that holders of the operating partnership units will not have economic or voting interests in the REIT.

The disclosure on the cover page of the Form S-4 prospectus has been revised as requested.

August 13, 2012

Questions and Answers about the Consolidation, page 1

What will I be entitled to receive if I don’t vote “FOR” the consolidation and either proposal is approved by my subject LLC? page 5

6.	Please clarify in the subheading the other proposal to which you are referring.

The subheading on page 5 of the Form S-4 prospectus has been revised to refer only to the consolidation proposal. Please note that the third party portfolio proposal is already separately addressed on page 9 of the Form S-4 prospectus under the heading “Questions and Answers about the Consolidation — What will I be entitled to receive if I don’t vote “FOR” the third-party portfolio proposal and it is approved by my subject LLC?.”

When can I sell operating partnership units or shares of Class A common stock of the company after the consolidation and the IPO? page 6

7.	Please clarify, as discussed on page 427, that the Class A shares that you refer to in the second sentence are only issuable in exchange for OPUs beginning twelve months after completion of the IPO at the company’s election. We note your related disclosure on page 8.

The disclosure under the headings “Questions and Answers about the Consolidation — When can I sell operating partnership units or shares of Class A common stock of the company after the consolidation and the IPO?,” “Summary — What You Will Receive if Your Subject LLC is Included in the Consolidation — Operating Partnership Units,” “Risk Factors — Risk Factors Related to the Company and Risks Resulting from the Consolidation — The number of shares and operating partnership units available for future sale could adversely affect the market price of the operating partnership units and the company’s Class A common stock,” “Recommendation and Fairness Determination — Material Factors Underlying Belief as to Fairness,” and “The Consolidation — Lock-Up Agreements” on pages 6, 60, 102, 169, and 191, respectively, of the Form S-4 prospectus has been revised as requested.

What is the process by which I may change my vote on the consolidation proposal or the third-party portfolio proposal? page 13

8.

We note your added disclosure on page 13 in response to comment 15 of our letter dated June 8, 2012. In the example you give on page 14, the buyout notice that supermajority consent has been received is mailed to participants who abstained or voted “against” on day 61, even though the required supermajority was actually received on day 47. Please confirm that the buyout notice will not be mailed out earlier than the end of the 60 day solicitation period. Also, please disclose whether a participant may call MacKenzie Partners, Inc. (“MacKenzie”) during the

August 13, 2012

solicitation period to check the status as to whether or not supermajority consent has been received and/or to confirm that MacKenzie has received a participant’s changed vote.

We supplementally advise the Staff that, as disclosed under the heading “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal — Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions — Revocability of Consent” on page 285 of the Form S-4 prospectus, the buyout notice will be mailed out following the expiration of the solicitation period, as it may be extended. Accordingly, it cannot be mailed out prior to the end of the solicitation period, which is a minimum of 60 days.

The disclosures under the headings “Questions and Answers About the Consolidation — What is the process by which I may change my vote on the consolidation proposal or the third-party portfolio proposal?,” “Summary — Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal,” “Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal — Distribution of Solicitation Materials,” “ — Required Vote for the Consolidation Proposal and the Third-Party Portfolio Proposal and Other Conditions,” and “Consent Procedures for Voluntary Pro Rata Reimbursement Proposal,” on pages 14, 74, 281, 285, and 286 respectively, of the Form S-4 prospectus, have been revised to state that participants may call MacKenzie during the solicitation period to check whether or not the required supermajority consent has been received or confirm that MacKenzie has received a changed vote.

Are there tax consequences as a result of the consolidation? page 14

9.	We note your disclosure in the paragraph on page 15 following subsection (iii) regarding when an investor may be treated as receiving shares of common stock and immediately transferring such shares to the supervisor as a reimbursement payment. Please revise to clarify when this treatment would apply. For example, does it apply to participants who vote “yes” to the voluntary pro rata reimbursement program and/or to participants who voted in favor of the voluntary capital overrides?

The disclosure under the headings “Questions and Answers About the Consolidation — Are there tax consequences as a result of the consolidation,” “Summary — U.S. Federal Income Tax Considerations of the Consolidation Proposal” and “U.S. Federal income Tax Considerations — U.S. Federal Income Tax Consequences of the Consolidation — General” on pages 15, 78 and 475, respectively, of the Form S-4 Prospectus has been revised as requested. We supplementally advise the Staff that the treatment does not apply to participants that consented to the voluntary capital override.

August 13, 2012

Summary, page 17

Background of and Reasons for the Consolidation, page 27

10.	We note your response to comment 31 of our letter dated June 8, 2012, as well as your revised disclosure on page 28. We particularly note your additional disclosure about the compensation at an hourly rate for special supervisory services. Please quantify these fees to the extent material and explain what types of services are included in the special supervisory services. Lastly, please clarify whether these fees were included when calculating the exchange value of the management companies.

The disclosure under the headings “Summary — Background of and Reasons for the Consolidation — The Subject LLCs, the Private Entities and the Management Companies” and “Background of and Reasons for the Consolidation — Background of the Subject LLCs” on pages 28 and 139 of the Form S-4 prospectus has been revised as requested.

11.	In footnote (6) on page 30, please disclose the percentage of participation interests for which the Malkin Holdings group controls the vote but does not have an economic interest.

Footnote (6) to the tables under the headings “Summary — Background of and Reasons for the Consolidation — The Subject LLCs, the Private Entities and the Management Companies” and “Background of and Reasons for the Consolidation — Background of the Subject LLCs” on pages 30 and 141, respectively, of the Form S-4 prospectus has been revised as requested.

The Subject LLCs, the Private Entities and the Management Companies, page 27

12.	Please revise your chart on page 29 to include the interests to be received by Malkin Holdings group pursuant to the voluntary capital overrides. Please also include related disclosure in the “Allocation of Consideration in the Consolidation” section beginning on page 68.

We supplementally advise the Staff that the charts under the headings “Summary — Background of and Reasons for the Consolidation — The Subject LLCs, the Private Entities and the Management Companies,” “ — Allocation of Consideration in the Consolidation,” “Background of and Reasons for the Consolidation — Background of the Subject LLCs,” “Exchange Value and Allocation of Operating Partnership Units and Common Stock — Estimated Exchange Value of Common Stock” on pages 29, 69, 140 and 239, respectively, of the Form S-4 prospectus already include the interests to

August 13, 2012

be received by the Malkin Holdings group pursuant to the voluntary capital overrides. The footnotes to these charts have been revised to clarify that the overrides for Empire State Building Associates L.L.C. and 250 West 57th St. Associates L.L.C. are voluntary capital overrides which were voluntarily agreed to by certain participants.

Selected Financial and Other Data, page 80

13.	Please clearly label the historical combined columns presented in your Selected Financial and Other Data on page 81 as “Predecessor” financial information.

The Historical Combined columns appearing under the heading “Selected Financial and Other Data” on pages 81 and 82 of the Form S-4 prospectus have been revised as requested.

Background of and Reasons for the Consolidation, page 138

Chronology of the Consolidation, page 143

14.	We note your disclosure at the bottom of page 144 that in 2010 Anthony Malkin and Peter Malkin met with the executors of the Helmsley estate, as a significant investor, to discuss the merits of the consolidation. We note from your disclosure on page 29 that the Helmsley estate is a significant investor in the private entities such as Empire State Building Company. Please discuss whether representatives of the supervisor met with any other significant investors, including those in the private entities, to discuss the merits of the consolidation. For example, did representatives of the supervisor meet with other participants that have a significant economic interest in ESBC to discuss the consolidation? Please revise accordingly.

The disclosure under the heading “Background of and Reasons for the Consolidation — Chronology of the Consolidation” on page 147 of the Form S-4 prospectus has been revised as requested.

Comparison of Distributions by the Subject LLCs and the Company, page 160

Distributions by the Company, page 161

15.	We note your response to comment 41 of our letter dated June 8, 2012, as well as your added tabular disclosure on pages 163-164. We may have further comments once the table is completed.

We acknowledge the above comment.

August 13, 2012

16.	We note your disclosure on page 8 that holders of operating partnership units will generally have the same rights to distributions as stockholders of the company. In this section, please discuss the similarities and differences between these rights.

In response to the Staff’s comment we have revised the disclosure under the headings “Questions and Answers about the Consolidation — What are the rights of holders of operating partnership units, and when are operating partnership units exchangeable for shares of common stock?” and “— What is the operating partnership?” on page 8 of the Form S-4 prospectus and under the heading “Background of and Reasons for the Consolidation — Comparison of Distributions by the Subject LLCs and the Company — Distributions by the Company” on page 163 of the Form S-4 prospectus to delete the word “generally” and clarify that holders of operating partnership units and stockholders of the Company will have the same rights to distributions.

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent, page 202

17.	We note your disclosure on page 203 that if participants consent to the voluntary pro rata reimbursement program, the supervisor will be reimbursed out of the participants’ share of the “excess cash.” Please revise to explain the excess cash or advise.

The disclosure under the heading “Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent” on page 203 of the Form S-4 prospectus has been revised as requested.

Reports, Opinions and Appraisals, page 205

Supervisor’s Reasons for Representation as to 50/50 Allocation, page 207

18.	In the chart on page 210, please disclose that the figures in the chart were derived based on a different set of projections than those used by Duff & Phelps in its original discounted cash flow valuation, and why different projections were used, and complete the last column.

The disclosure under the heading “Reports, Opinions and Appraisals — Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 210 of the Form S-4 prospectus has been revised as requested. We supplementally advise the Staff that the reason for the noted differences is related to changes in the valuation inputs used by the independent valuer in its interim preliminary work papers and not changes to the projections, and this has been reflected in the revised disclosure.

August 13, 2012

We supplementally advise the Staff that the per $1,000 original investment amounts included in the last column of such page are only relevant to show a comparison of what participants in the three subject LLCs would receive in the consolidation. Accordingly, the column has been revised to add “N/A” for each of the operating lessees of the subject LLCs.

19.	We note your response to comment 52 of our letter dated June 8, 2012, and we reissue the comment, in part. Please specifically address how your statement in the proxy that “ownership of the fee title [would] convert Associates’ wasting leasehold into a permanent asset” is consistent with your disclosure that the residual interest has no material additional value.

We supplementally advise the Staff that the statement in the proxy that “ownership of the fee title [would] convert Associates’ wasting leasehold into a permanent asset” is not inconsistent with the disclosure that the residual interest has no material additional value.

As stated in our response to comment 52 of your comment letter dated June 8, 2012, by acquiring the fee interest, Empire State Building Associates L.L.C. received a number of benefits. Prior to the purchase of the fee interest, Empire State Building Associates L.L.C. received basic rent from the operating lessee, from which it paid the ground rent to the owner of the fee interest. By purchasing the fee interest, Empire State Building Associates L.L.C. was able to retain the full basic rent instead of paying a portion of the basic rent as ground rent to the fee owner. Additionally, prior to purchasing the fee interest, all that it owned was a lease position without either ownership of the fee interest or the ability to operate the property. By acquiring the fee position and eliminating the third-party fee owner, Empire State Building Associates L.L.C. was able to consolidate the positions of fee owner and net lessor, giving it the power to agree with the operating lessee to effect financing and improvements to improve property performance and profit, to the direct benefit of Empire State Building Associates L.L.C. In addition, such purchase eliminated the ownership of a superior interest by a third party who had been adversarial in litigation, thereby eliminating the risk of termination of its estate by a hostile third party and/or the cost of defending and resolving disputes with such third party. These encumbrances made it difficult, if not impossible for Empire State Building Associates L.L.C. to sell its interest and realize its full value, even through a joint sale with Empire State Building Company L.L.C.

Thus, the purchase of the fee interest created value for Empire State Building Associates L.L.C. and enabled it to realize full value as part of a joint sale with Empire State Building Company L.L.C. and, in this way, eliminated a wasting leasehold asset. We believe that the value of the interests held by Empire State Building Associates L.L.C. is greater due to the purchase of the fee interest, even if the increase in value was shared with Empire State Building Company L.L.C. and such purchase did not increase the value of its residual interest. Additionally, the value of Empire State Building Associates L.L.C.’s interest was increased by the present value of lease payments under the ground

August 13, 2012

lease that had been payable by Empire State Building Associates L.L.C. to the fee owner. As disclosed in our response to comment 52 of your letter dated June 8, 2012, Empire State Building Company L.L.C. also benefited from this action, because its interest was also subject to the ground lease.

20.	We note your revised disclosure on page 211 in response to comment 55 of our letter dated June 8, 2012. Please revise part (b) to quantify the “substantially dissimilar” sharing ratio that would have been yielded by the DCF analysis.

The disclosure under the heading “Reports, Opinions and Appraisals — Supervisor’s Reasons for Representation as to 50/50 Allocation” on page 211 of the Form S-4 prospectus has been revised as requested.

Fairness Opinion, page 216

21.	We note your response to comment 57 of our letter dated June 8, 2012. Your disclosure still does not clearly state whether you determined the amount of consideration or Duff & Phelps recommended the amount of consideration. Please provide this disclosure as required by Item 911(a)(2)(v) of Regulation S-K.

The disclosure under the heading “Reports, Opinions and Appraisals — Fairness Opinion” on page 216 of the Form S-4 prospectus has been revised as requested.

22.	We note your response to comment 58 of our letter dated June 8, 2012. Please revise your disclosure as requested to specify that if the roll-up transaction is completed with less than all of the subject LLCs participating, no report, opinion or appraisal concerning the fairness of the transaction will have been obtained. See Item 911(b)(1)(ii)(C) of Regulation S-K.

The disclosure under the heading “Reports, Opinions and Appraisals — Fairness Opinion” on page 216 of the Form S-4 prospectus has been revised as requested.

23.	We note your response to comment 61 of our letter dated June 8, 2012. Please clarify your disclosure regarding the fairness opinion to specify whether it addresses the method of allocation or the amounts allocated, or both. Please also disclose the implications of this distinction. If Duff & Phelps assumed that the method of allocating amounts to a specific subject LLC were fair, please so state.

The description of the fairness opinion under “Reports, Opinions and Appraisals — Fairness Opinion” on page 221 of the Form S-4 prospectus has been revised to clarify the disclosure regarding what the fairness opinion addresses as to the allocation of consideration and its effects.

August 13, 2012

Exchange Value and Allocation of Operating Partnership Units and Common Stock, page 223

24.	We note your response to comment 47 of our letter dated June 8, 2012, as well as your revised disclosure regarding the consideration allocable to the override holders based on the amount they were entitled under the constituent documents. In this section, please revise to explain in greater detail the valuation methodology used to assign value to the override interests.

The disclosure under the heading “Exchange Value and Allocation of Operating Partnership Units and Common Stock — Allocation of Common Stock and Operating Partnership Units” on page 230 of the Form S-4 prospectus has been revised as requested to include a discussion similar to that included under the headings “Summary — Fairness Opinion” and “Reports, Opinions and Appraisals — Fairness Opinion” on pages 63 and 216, respectively, of the Form S-4 prospectus, in response to comment 47 of your letter, dated June 8, 2012.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 281

Revocability of Consent, page 285

25.	We note your response to comment 65 of our letter dated June 8, 2012. Please describe the principle of contract or partnership law which operates to make a revocation by a participant ineffective prior to such time as the LLC consents of the agents become irrevocable. Please also disclose the extent of the agents’ legal obligation to deliver LLC consents immediately following receipt of the requisite participation consents.

The participating agreements for each of the subject LLCs require consents from participants to be obtained in connection with certain actions by the agents, and there is no provision in the participating agreements providing that such consent, once received, is subject to revocation. Furthermore, the participating agreements for Empire State Building Associates L.L.C. and 60 East 42nd St. Associates L.L.C. provide that if the consents of participants owning at least a stated percentage is received, which in the case of Empire State Building Associates L.L.C. is 80% and in the case of 60 East 42nd St. Associates L.L.C. is 90%, the agent or his designee has the right to purchase the interest of any participant who has not duly given such consent. These provisions clearly contemplate that at the time when the consent of the stated percentage of participants is received, such consent has to be effective and irrevocable. There is no provision of the New York Partnership Law, and we are not aware of any other provisions of law, that would give a participant a right to revoke its consent under these circumstances.

This would be true whether or not the agent has taken the action to which the consent relates, and whether or not the agents deliver their consent as member. Neither the operating agreements for the subject LLCs nor the participating agreements address or limit when an agent can take an action that has been consented to by the participants.

August 13, 2012

Results of Operations, page 307

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010, page 310

Other Income and Fees, page 311

26.	We note your response to comment 66 of our letter dated June 8, 2012. Since the Helmsley estate reimbursed Malkin Holdings for the pro rata amounts allocated to the entities in which it is an investor, please further explain why these amounts were not considered to be paid on behalf of those entities. Please identify those entities and confirm if the Helmsley Estate is a principal stockholder in those entities; if so, clarify what consideration was given to recording the amounts as expenses of those entities with corresponding capital contributions from a principal stockholder when it was determined that the Helmsley Estate would reimburse the amounts.

We respectfully advise the Staff that the Helmsley Estate’s ownership interest in the entities for which it voluntarily reimbursed Malkin Holdings and the amounts allocated to the entities in which it is an investor are as follows:

	Helmsley Estate %	Principal Stockholder[1]	Amounts Allocated to Individual Entities
Controlled Entities:
60 East 42nd St. Associates L.L.C.	0.43%	Not a principal stockholder	6,707
Lincoln Building Associates L.L.C.	30.00%	Principal Stockholder	469,479
250 West 57th St. Associates L.L.C.	0.28%	Not a principal stockholder	1,929
Fisk Building Associates L.L.C.	35.00%	Principal Stockholder	243,071
Marlboro Building Associates L.L.C.	1.11%	Not a principal stockholder	13,663
Empire State Building Associates L.L.C.	0.09%	Not a principal stockholder	2,864

	Total Controlled Entities		737,713
Non-Controlled Entities:
501 Seventh Avenue Associates L.L.C.	59.38%	Principal Stockholder	383,589
Empire State Building Company L.L.C.	63.75%	Principal Stockholder	2,008,696
1333 Broadway Associates L.L.C.	50.00%	Principal Stockholder	401,632
1350 Broadway Associates L.L.C.	32.50%	Principal Stockholder	319,220
	Total Non-Controlled Entities		3,113,137

Option Properties:
112 West 34th Street Associates L.L.C.	10.54%	Principal Stockholder	470,047
112 West 34th Street Company L.L.C.	50.00%	Principal Stockholder	99,113
1400 Broadway Associates L.L.C.	25.00%	Principal Stockholder	601,039

	Total Option Properties		1,170,199

Total revenue from Helmsley estate reflected in other income and fees of the Predecessor’s 2011 financial statements			5,021,049

[1]	FN 34 The FASB ASC Master Glossary defines principal owners as “owners of record or known beneficial owners of more than 10 percent of the voting interests of the enterprise.”

We do not believe that the expenses relating to the legal costs should be treated as an expense on the books of the outside partnership entities and accordingly we believe that treating the Helmsley Estate’s payment as a capital contribution would not be appropriate. In each of the abovementioned entities’ financial statements, we disclosed that the expenses paid by Malkin Holdings and Mr. Peter Malkin are only recoverable to the extent that (a) a competent tribunal authorizes payment by the Company or (b) an investor voluntarily agrees that his or her proportionate share be paid. Because any related payment by investors to Malkin Holdings has been, or will be, made only by consenting investors, such expense and related liability has not been provided for in the historical financial statements. We also disclosed in the consent solicitations relating to the voluntary reimbursement, including the disclosure in this Form S-4, that, while Malkin Holdings believed that it could have effected reimbursement from the entities, it would not seek reimbursement from participants who did not voluntarily consent.

August 13, 2012

We continue to believe that at the time the legal costs were incurred, expense recognition was appropriate only on the financial statements of Malkin Holdings. Therefore, only upon receiving reimbursement as solicited from individual investors to Malkin Holdings and accordingly accounted for outside the partnership entities is revenue recognition appropriate. Furthermore, as Malkin Holdings elected not to effect reimbursement from participants who did not voluntarily consent (including the Helmsley Estate), we believe it would be inappropriate, misleading and confusing to non-consenting or non-solicited investors to reflect as an expense of the partnership entities the amounts that were voluntarily reimbursed by individual investors, including the Helmsley Estate or as a capital contribution by the Helmsley Estate to any partnership entity.

Additionally, we respectfully advise the Staff that of the amount of total other income and fees of $5.0 million received from the Helmsley Estate during 2011, approximately $1.65 million, or 0.69% and 3.38% of both historical revenues and net income, respectively, constitutes amounts relating to Controlled Entities and Non-Controlled Entities in which the Predecessor has an interest. We believe that such amounts are immaterial both quantitatively and qualitatively.

The Company Business and Properties, page 363

The Empire State Building, New York, New York, page 385

27.	Please disclose any intellectual property related to the Empire State Building that is material to the business, and disclose the owner of the intellectual property rights. In this regard, we note your disclosure on page 387 that “ESBA licenses the trademarked Empire State Building name and image.” However, we note that in the application for Trademark registration dated May 13, 1999, which was registered on December 12, 2000, the applicant/owner of record is listed as Empire State Building Company, LLC, Malkin Holdings, LLC. Please clarify.

The intellectual property is owned by Empire State Building Company L.L.C. The disclosures under the headings “The Company Business and Properties — Description of the Company’s Properties — The Empire State Building, New York, New York” and “Business of the Subject LLCs — Description of Properties — The Empire State Building, New York, New York” on pages 387 and 434, respectively, of the Form S-4 prospectus have been revised to state that Empire State Building Company L.L.C. (and not Empire State Building Associates L.L.C.) is the entity licensing the trademarked Empire State Building name and image. We supplementally advise the Staff that Empire State Building Company L.L.C. has not received material revenues from licensing the intellectual property and does not believe that any of the intellectual property is material to the Company’s business.

August 13, 2012

Fiduciary Responsibility, page 466

28.	Please clarify whether or not the supervisor has a fiduciary duty to the participants in the LLCs. Your disclosure states that the supervisor has a fiduciary duty to the subject LLCs, but it is not clear whether this duty flows to the participants.

The disclosures under the headings “Comparison of Ownership of Participation Interests, Operating Partnership Units and Shares of Common Stock — Fiduciary Duties” and “Fiduciary Responsibility — Supervisor of the Subject LLCs and Agent for Participants” on pages 259 and 466, respectively, of the Form S-4 prospectus have been revised as requested to address the fact that the supervisor’s fiduciary duty to the subject LLCs flows to the participants.

29.	In the penultimate paragraph in this section, please disclose the source of the fiduciary relationship between the agents and the participants (i.e., is it contractual in nature?).

We supplementally advise the Staff that under common law, an agent owes a fiduciary duty to the persons for whom the agent acts. See, for example, Restatement (Second) of Agency, Section 13 (“An agent is a fiduciary with respect to matters within the scope of his agency”) and Feiger v. Iral Jewelry, Ltd., 52 A.D.2d 524, 382 N.Y.S.2d 221 (App Div, 1st Dept 1976) (referring to a “fiduciary obligation inherent in the principal-agent relationship”). Because this is a generally accepted principle of law, we do not believe that any further disclosure is needed.

Unaudited Pro Forma Financial Information, page F-5

30.	We note your response to comment 69 of our letter dated June 8, 2012. It is unclear to us why you do not believe that the requirement to present pro forma income (loss) including and excluding roll-up expenses and payments does not apply. We note that you presented the expenses incurred and expected to be incurred in connection with the roll-up transaction on page 238 pursuant to Item 912 of Regulation S-K. Please further explain why you believe that the disclosure requirement in Item 914 (c)(2) of Regulation S-K does not apply as it appears that you have already identified the amount of roll-up expenses. Otherwise, revise to comply with all of the requirements of Item 914 of Regulation S-K.

We respectfully advise the Staff that when we commenced the process of filing our registration statement for our IPO that we understood that there would be several steps that would be undertaken in order for the entities involved to complete the consolidation, registration and eventual IPO. We do not believe that any of the individual steps should be viewed as singular events, but rather as the necessary components, all of which are interrelated and necessary to effectuate the IPO. We reference the Staff to the disclosures throughout the Form S-4 of Empire State Realty Trust, Inc. and Empire State Realty OP, L.P. where we disclose that the consolidation is conditioned upon the closing of the IPO.

We consider incremental costs incurred by the Company to be those costs which would not have been incurred had we not elected to pursue the consolidation and the IPO. We believe that since the consolidation is conditioned upon the closing of the IPO — in other words, absent the IPO, the costs attributable to doing the IPO would not have been incurred by the Company — the incremental costs incurred, exclusive of management salaries or other general and administrative expenses, represent costs of the IPO which we believe are properly deferred in accordance with SAB Topic 5.

The costs incurred as disclosed on page 238 of the Form S-4 prospectus represent costs incurred to date by us to complete all of the steps that will be undertaken in order for the entities involved to complete the consolidation, registration and eventual IPO. The chart also included, in the column labeled Pre-Formation Costs, internal costs which were not considered to be incremental, and therefore, have been included in general and administrative expenses on each of the individual entities’ financial statements.

We have reviewed all of the external costs involved with this process and have only deferred those costs which we believe are incremental. Costs which were not considered to be incremental have been included in general and administrative expenses on each of the individual entities’ financial statements.

As a result, we do not believe that either the costs recognized as general and administrative expenses or those costs that have been deferred as a cost of the IPO should be treated as roll-up expenses under Item 914.

31.	We note your response to comment 81 of our letter dated June 8, 2012. Please additionally address the following:

•	Expand your disclosures regarding your accounting treatment to specifically identify which Predecessor entity you have identified as the accounting acquirer;

August 13, 2012

•

You state that the Sponsors (defined as Anthony E. Malkin and Peter L. Malkin) control a majority interest in each of the Controlled Entities comprising your Predecessor. You also state that the Sponsors and/or their affiliates and family members control the activities of over the Controlled Entities. Please reconcile these statements and revise your disclosures throughout the filing to clearly identify the Control Group of the Controlled Entities. Clarify if the affiliates and family members of Anthony and Peter Malkin have been included in the Control Group, and provide us with the ownership structure of each of the Controlled Entities to support that the entities are under the common control of the Control Group. If you have deemed the Sponsors to control through any trusts; please discuss the significant terms of the trusts and the rights of the parties involved;

•	Clarify how you determined that your Formation Transactions will be effected primarily through an exchange of equity interests; address the cash options in your response;

•

You discuss the relative voting rights in the combined entity after the business combinations; please further discuss on an entity basis rather than solely on a “Controlled Entities” combined basis. Also, please address the voting rights of the Sponsors only versus the entire Malkin Family in the combined entity; and

•

We note that you did not rely on the combining entity whose relative size is significantly larger than that of the other combining entities to determine the accounting acquirer from the Predecessor entities; please specifically discuss the relative size of Empire State Building Associates, LLC and your consideration of this entity as the accounting acquirer.

We have revised our disclosures to specifically identify Malkin Holdings, LLC as the accounting acquirer. We respectfully advise the Staff that we have determined that the Sponsors do not control the entities through any trusts.

In determining common control, Anthony E. Malkin and Peter L. Malkin are considered to be the Sponsors. For purposes of this analysis, we have considered the collective interests held by Messrs. Malkin as they are immediate family members as discussed in EITF 02-051 Definition of “Common Control” in Relation to FASB Statement No. 141 (not codified) and have a long history of voting their interests in concert.

For purposes of our control determination we believe ASC 810-10-15-8 is authoritative because either the Sponsors control more than 50% of the voting shares of the entity and the other equity holders only have protective rights or the power to control the controlled entities is conveyed through the Malkin Holdings supervisory agreement. The organizational documents do not include a right to remove the supervisor that can be exercised by a single limited partner or a vote of a simple majority. Rather, any rights to remove the supervisor are only exercisable by a supermajority and there is no explicit, reasonable mechanism to exercise those rights.

We respectfully advise the Staff that the Sponsors control the Controlled Entities because:

(1)	They are the general partner/managing member for entities formed under a traditional limited partnership or limited liability corporation structure. As the general partner / managing member, they have control over (i) all significant business decisions and (ii) day-to -day operations of the properties. The terms of the partnership agreements in these structures provide the limited partners only with protective rights and do not afford them any substantive kick-out rights, as discussed in EITF 04-05—Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights— which is codified in ASC 810-20-25. Accordingly, the Sponsors exercise control over these entities through their rights as a general partner; or

(2)	the formation of certain properties pre-dates the advent of the typical modern limited partnership or limited liability structure. In these structures there is no managing general partner and no managing member. Further, under these structures the original individual partners (which now include the Sponsors as successors of the original deceased equity holders) individually sold participations in their partnership interest to family members and unrelated third parties. The sale of the participation interests did not transfer any rights or powers over the partnership or the partners’ interests in the partnership. In these structures, the Sponsors exercise control over the partnerships through both:

[1]

EITF 02-5 was not codified because the Task Force did not reach a consensus on the issue of how to determine whether common control of separate entities exists. However, the remarks from the SEC Observer stated that SEC registrants should continue to follow the guidance in EITF 02-5 when determining whether common control of separate entities exists.

August 13, 2012

a.	their power to act on behalf of the participants, as memorialized in the participation agreements (which provide the participants only with protective rights ); and

b.

their control of Malkin Holdings, the supervisor of the group of Controlled Entities. The partnership agreement names Malkin Holdings as the Supervisor of the entities. By virtue of its appointment as Supervisor of these entities, Malkin Holdings exercises control over all significant business decisions, as well as the day-to-day operations of the entities. As Supervisor of the entities, the Supervisor exercises powers that are similar to a managing member in today’s modern limited liability company agreement. Neither the direct partnership interests nor the holders of the participation agreements have any substantive kick out rights that could remove Malkin Holdings as the Supervisor. The Sponsors control Malkin Holdings. Pursuant to the Malkin Holdings operating agreement, management of Malkin Holdings is vested solely in the Sponsors, who have complete authority and power to manage Malkin Holding’s business and assets and take any lawful action in connection with Malkin Holdings. The supervisor supervises all of the operations of the Controlled Entities and there is no mechanism to remove the supervisor. The Sponsors also are equity holders in all of the deals supervised by Malkin Holdings.

Following is an overview of the ownership structure of each of the Controlled Entities, which supports our conclusions that (1) the Sponsors, either directly through their general partnership interests or through Malkin Holdings, as Supervisor, control the Controlled Entities and (2) the Controlled Entities are under the common control of the Malkin Holdings group, as defined in the Form S-4 Registration Statement.

		Interest
	Notes	Sponsors	Thomas Keltner		Other Investors	Total
Malkin Holdings, LLC *		94%	6%		0%	100%
One Grand Central Place, New York, New York
Fee ownership position of One Grand Central Place	(1)	100%	0%		0%	100%
Master operating lease position of Grand Central Place, New York, New York	(1)	7.5%	0%		92.5%	100%
250 West 57th Street, New York, New York
Fee ownership position of 250 West 57th Street	(1)	100%	0%		0%	100%
Master operating lease position of 250 West 57th Street	(1)	55%	0%		45%	100%
1359 Broadway, New York, New York	(1)	44%	28	%(1)	28%	100%
First Stamford Place, Stamford, Connecticut
Fee Ownership Position - 62.36%	(1)	50%	50	%(1)	0%	100%
Operating Lessee position - 62.36%	(1)	22.5%	0%		77.5%	100%
Fee and operating lease position - 37. 64%	(2)	1%	0%		99%	100%
Metro Center, Stamford, Connecticut	(2)	1%	0%		99%	100%
383 Main Avenue, Norwalk, Connecticut	(2)	1%	0%		99%	100%
500 Mamaroneck Avenue, Harrison, New York	(2)	1%	0%		99%	100%
10 Bank Street, White Plains, New York	(2)	2%	0%		98%	100%
Fee ownership position of 350 Fifth Avenue (Empire State Building), New York, New York	(1)	67%	33	%(1)	0%	100%
Fee ownership position of 501 Seventh Avenue, New York, New York	(1)	50%	50	%(1)	0%	100%
10 Union Square, New York, New York	(2)	1%	0%		99%	100%
1010 Third Avenue, New York, New York	(2)	1%	0%		99%	100%
77 West 55th Street, New York, New York	(2)	1%	0%		99%	100%
1542 Third Avenue, New York, New York	(2)	2%	0%		98%	100%
69-97 Main Street, Westport, Connecticut	(2)	1%	0%		99%	100%
103-107 Main Street, Westport, Connecticut	(2)	.01%	0%		99.99%	100%
Land Parcels, Stamford Connecticut	(3)	100%	0%		0%	100%

(1)	These entities are governed by partnership agreements which pre-date the advent of the typical modern limited partnership or limited liability company agreements. Equity holders are afforded protective rights only (e.g., approval of a sale or refinancing), whereas the ability to make day-to-day decisions solely resides with the Sponsors, through Malkin Holdings LLC, the supervisor of each of the partnerships and through their control over the participants. The percentage interest over which the Sponsors serve as agent or direct partner is reflected in the table above. The partnership agreements do not provide a mechanism for the removal of the supervisor. For certain of the entities, a Class B member, Thomas N. Keltner, Jr. of Malkin Holdings, serves as the agent of one or more participating groups, and the percentage interest over which he serves as agent is reflected in the table above.

(2)	The Sponsors’ control is exercised through their general partner / managing member interest and the limited partners only have protective rights. As general partner, the Sponsors have power over all significant decisions and day to day activities of the partnership. The limited partners do not have any substantive kick out rights. The Sponsors’ interest reflected on the chart above only reflects their general partner / managing member interest; it should be noted that the Sponsors also hold both membership and general partner interests in these entities, which are included in the interest of Other Investors.

(3)	The Sponsors’ control is exercised through their majority voting interest in the entity there as there is no managing member or general partner and Malkin Holdings does not serve as supervisor for this entity.

(*)

Thomas N. Keltner, Jr. holds a Class B membership interest in Malkin Holdings and is a member of Malkin Holdings’ Executive Committee. Although this interest entitles him to consult and assist in management matters, he does not have deciding vote on any matter regarding the business of Malkin Holdings. Thomas N. Keltner, Jr. has a duty to Malkin Holdings to tend solely to the business of Malkin Holdings and may not provide services to clients

August 13, 2012

other than real estate and other business ventures in which Messrs. Malkin have an interest.

We determined that the Formation Transactions will be affected primarily through the exchange of equity interest because when the transaction is completed, each of the individual investors in the entities participating in the consolidation and the IPO will receive in the aggregate a combination of cash, Class A and Class B common stock, and/or operating partnership units. On a relative basis, the cash election accounts for approximately 25% of the aggregate consideration to be exchanged in the transaction. Accordingly, we continue to believe that the Formation Transactions will be effectuated primarily through the exchange of equity interests.

The voting rights of the Sponsors only and the entire Malkin Family in the combined entity are approximately 6% and 20% (assuming a $1 billion IPO and that all participants in the subject LLCs that receive operating partnership units elect to receive Class B common stock), respectively. We refer you to our discussion above as it relates to control on an entity basis.

Although relative size of each of the Predecessor entities, including Empire State Building Associates, LLC was a consideration in identifying the accounting acquirer, it was not a determinative factor. We believe to merely default to designating the largest entity within the Predecessor group as the accounting acquirer is arbitrary. We believe relative size becomes more important when a determination must be made as to which of the combining entities will ultimately have the most influence in the combined enterprise. Further, because the Sponsors are initiating the Formation Transactions, we believe a more appropriate application of the business combination rules would be to designate the entity within the Predecessor group in which the Sponsors are the principals.

1. Adjustments to the Pro Forma Condensed Consolidated Balance Sheet (in thousands except per share amounts):

Adjustment (C), page F-16

32.	We note your response to comment 70 of our letter dated June 8, 2012. You state that you determined the fair value based on the preliminary aggregate exchange values of the Predecessor’s non-controlling interests as determined by the independent valuer. Please provide us with more details regarding how you determined the portion of the value to allocate to the acquirer’s existing ownership interest. Furthermore, it appears that you based the existing non-controlling interest on ownership by all of the Predecessor entities, rather than just the entity that you identified as the accounting acquirer, Malkin Holdings; please clarify your basis for this and how it complies with ASC 805-10-25-10.

August 13, 2012

We respectfully advise the Staff that we reviewed the legal and governing documents to determine how distributable proceeds would be allocated upon a capital transaction and allocated the fair values as determined by our independent valuer. We then multiplied the Predecessor’s nominal ownership percentage for each of the Non-controlled entities by the respective entities’ aggregate fair values.

Accordingly, we determined the portion of the value attributable to entities who hold the interests which are under the common control of the Sponsor (Predecessor Interest) in the Non-controlled Entities as follows:

Entity	Total Exchange Value (in thousands)	Predecessor Nominal % Ownership	Fair Value of Predecessor’s Existing Ownership Interest (in thousands)	Predecessor’s existing ownership interest in the non-controlled entities at book value (in thousands)	Gain upon obtaining control of the respective non-controlling entities (in thousands)
Empire State Building Company L.L.C.	1,189,775	23.75%	282,572	63,566	219,006
501 Seventh Avenue Associates L.L.C. (1)	52,625	20.47%	14,967	5,991	8,976
1333 Broadway Associates L.L.C.	136,432	50.00%	68,216	1,728	66,488
1350 Broadway Associates L.L.C.	145,058	50.00%	72,529	4,713	67,816

(1)	The fair value of the Predecessor’s existing ownership interest in this entity includes approximately $5,263 of overrides allocable to supervisor from the non-controlled portion of the non-controlled entities.

The aforementioned calculations were done for purposes of the pro forma financial statements. Upon closing, these acquisitions will be reflected at the fair value consideration in the company’s financial statements. Since Malkin Holdings, the designated accounting acquirer, is a combined entity within the Predecessor, and the Predecessor and company are under common control, we believe it is appropriate to base the existing non-controlling interest on ownership by all of the Predecessor entities, rather than just one of the combining entity within the Predecessor.

We believe the same accounting would apply if the Predecessor entity were considered the accounting acquirer and that the reorganization of entities within the Predecessor group is considered a non-substantive transaction. For these reasons, since Malkin Holdings was considered the accounting acquirer, we view interests held by other entities within the predecessor group when considering the impact on application of the acquisition method to entities outside the control group.

While we acknowledge the Business Combination rules require the identification of the accounting acquirer, we believe the historical presentation of the Non-Controlled Entities as equity method investments pursuant to ASC 323 in the combined financial statements and the subsequent acquisition of the controlling interest in the Non-Controlled Entities pursuant to ASC 805 should not be viewed as exclusive of each other.

33.	We note your response to comment 71 of our letter dated June 8, 2012. Since it appears that you have already determined the amount that should be allocated to these above-or-below market intangibles, please revise your allocation to properly include the related asset, liabilities, and income statement impacts.

We respectfully advise the Staff that by its nature pro forma financial information is not intended to be of the same precision as historical financial information since it is based on the best available information at the time it is prepared. Additionally, the Business Combination rules provide for a measurement period not to exceed one year from the acquisition date. However, we acknowledge the Staff’s comment and will reflect the pro forma impact of the broadcast licenses when we update the pro forma financial information in a subsequent amendment to the Form S-4 Registration Statement and Form S-11 Registration Statement that will include June 30, 2012 property and financial information.

34.	We note your response to comment 72 of our letter dated June 8, 2012. Please clarify your basis for only considering leases with renewal rates that are more than 10 percent below the fair market rent estimate during the renewal period to be below-market lease intangibles. Discuss your analysis of historical renewal rates that supports this methodology and quantify the amount of leases that were excluded from the below-market lease intangibles that were below the 10 percent threshold. Furthermore, expand your disclosure to specifically discuss your policy for determining below-market lease intangibles and the amortization period.

We respectfully advise the Staff that we believe leases which grant tenants with renewal options at 90% or less of fair market rent during the option renewal period could be considered a sufficient fair market differential to act as an economic compulsion to a

August 13, 2012

tenant, we believe a lesser differential is not a significant amount of rental reduction from estimated market rates that would make a tenant “economically compelled” to renew a lease. Additionally, there are many non-economic factors that are considered when a tenant decides to renew a lease and the fact of a minimal (in our case less than 10%) rent reduction from market rates is, in our opinion, not a determinative decision point that would ensure renewal and to assume renewal at this level would not represent the way a market participant would view the renewal.

We respectfully advise the Staff that we do not have the historical data on renewals of leases with below-market renewal rate, but believe our policy is consistent with the views of our peers and other market participants.

For the purpose of our pro forma financial statements, we respectfully advise the Staff that for the four entities we are acquiring (i.e., the Non-controlled Entities), we have evaluated all of the in-place leases to be assumed and have determined that none of them have fixed rate renewal rates or variable renewal options that are substantially below expected market rates (i.e., at least 95% of the market rate at the time of renewal). In the event the Company acquires properties in the future that include leases with below-market renewal options (i.e., that are below 90% of the market rent at the time of renewal), the below-market lease amounts will be amortized over the remaining non-cancellable lease terms and bargain renewal periods. We have updated our accounting policy footnote on page 297 and F-54 of the Form S-4 prospectus to discuss our policy for determining below-market lease intangibles and the amortization period.

Acquired in-place lease costs (tenant improvements and leasing commissions) are amortized as amortization expense on a straight-line basis over the remaining life of the underlying leases. Acquired in-place lease assets and assumed above- and below-market leases are amortized on a straight-line basis as an adjustment to rental revenue over the remaining term of the underlying leases, including, for below-market leases, fixed option renewal periods, if any. To date, all such acquired lease intangibles were deemed to be immaterial and have been recorded as part of the cost of the acquired building. For below-market leases with fixed-option renewal periods, we have applied a minimum threshold of a 10% differential between the fixed rate for fixed rate renewals and estimated market rents when evaluating recording a below-market lease intangible.

35.	We note your responses to comments 73 and 75 of our letter dated June 8, 2012. We continue to consider your analyses. Notwithstanding this, please additionally tell us how your identification of Malkin Holdings as the acquirer impacted your analysis regarding the settlement of a pre-existing executory contract relationship since Malkin Holdings is not a party to the leasing arrangement. Also, address how you considered the recognition of an intangible asset (other than goodwill) related to acquiring the rights to operate the properties. Furthermore, since Malkin Holdings is the manager/supervisor to the acquired entities, please address how this relationship was considered in your purchase accounting. Cite all of the relevant guidance that you relied upon.

We respectfully advise the Staff that we do not believe our identification of Malkin Holdings as the accounting acquirer has an impact on our analysis regarding the settlement of the lease between ESBC and ESBA nor do we believe it impacts the application of purchase accounting by the Predecessor. While we acknowledge and agree that the Predecessor is not a legal entity, nonetheless it is the reporting entity and it is the reporting entity, or its successor, that must apply purchase accounting. Since the successor to the Predecessor (i.e., current reporting entity) will be the REIT (i.e., the new reporting entity), which we have determined is under common control, we believe this transaction is excluded from the business combination rules. We refer the Staff to ASC 805-50-30-7 in support of our view.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Income, page F-21

36.	Please address the following related to the adjustments you intend to make to your pro forma condensed consolidated statements of income:

•

Tell us how you determined that the adjustment (HH) for additional general and administrative costs for the hiring of new executive officers and estimated additional costs relating to director and officer insurance, director fees, and additional payroll complies with Article 11 of Regulation S-X. Specifically address how you determined that these adjustments are factually supportable; and

August 13, 2012

•

Tell us your basis under Article 11 of Regulation S-X for including the adjustment (JJ) for estimated acquisition costs to be incurred in connection with your acquisition of the non-controlled entities.

•

The general criteria of Rule 11-02(b)(6) of Regulation S-X are that pro forma adjustments should give effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the registrant, and (iii) factually supportable. We respectfully advise the Staff that although adjustment HH has not yet been populated, it is the expectation that this adjustment will include the effect of those amounts which are directly attributable to the transaction, expected to have a continuing impact on the Company and factually supportable. For example, prior to effectiveness of the Form S-4 Registration Statement, we will establish executive and director compensation arrangements in connection with the proposed transaction and such amounts would be considered factually supportable (and directly attributable to the transaction and expected to have a continuing impact on the Company). In addition, with respect to the estimated additional costs relating to director and officer insurance and additional payroll, such amounts will include reasonable estimates that are factually supportable based on oral agreements, quotations, engagements letters, proposals or other estimates received from third parties. Further, such amounts will only be included to the extent they are directly attributable to the transaction and expected to have a continuing impact on the Company.

•

We respectfully advise the Staff that upon subsequent filings of the registration statements, in accordance with the Division of Corporate Finance Financial Reporting Manual 3250.1 (c) (iii) adjustment JJ will reflect the elimination of incremental acquisition costs expensed in connection with the acquisition of the non-controlled entities and no longer reflect estimated acquisitions costs to be incurred in connection with the acquisition of the non-controlled entities. We will clearly indicate that such charges were not considered in the pro forma condensed consolidated statement of income.

Empire State Realty Trust Predecessor Combined Statements of Cash Flows, page F-49

37.	We have reviewed your response to comment 77 of our letter dated June 8, 2012 and your revised disclosures. Please further tell us how you determined that costs related to the consolidation and formation transactions are specific incremental costs directly attributable to a proposed offering, and tell us what accounting literature you relied upon in making this determination. It is still not clear to us how you determined that, for the controlled entities, all costs incurred (as disclosed on page 238) to consummate the consolidation should be treated as offering costs. Please indicate to us which of the costs you plan to account for as offering costs relate solely to the consolidation and formation transactions, rather than the actual proposed offering, or tell us why they cannot be separated.

We respectfully advise the Staff to please see our response to comment 30.

Note 2 — Summary of Significant Accounting Policies, page F-52

Real Estate, page F-53

38.	Please disclose the amounts of interest expense, salaries and any other soft costs that are capitalized each year. Also in your response, discuss the activities that these costs relate to, the percentage of total capitalized costs that these soft costs represent, and any significant year-to-year changes. See ASC 835-20-50-1 for reference.

We respectfully advise the Staff that we capitalized approximately $156,000, $883,000, $977,000 and $264,000 of interest expense, salaries and other soft costs for the three months ended March 31, 2012 and the years ended December 31, 2011, 2010 and 2009, respectively. Such amounts relate to the development of entitled land in Stamford CT that will support the development of an approximately 340,000 rentable square foot office building and garage. These capitalized soft costs represent 27%, 29%, and 66% of total development costs capitalized, for each of the years ended December 31, 2011, 2010 and 2009, respectively. The increase in soft costs as a percentage of total capitalized costs relating to this development parcel from 2010 to 2011 relates to a higher proportion of development activities performed during 2010 than in 2011.

Except for this development property, no other properties were under development during the three years ended December 31, 2011.

Note 9 — Commitments and Contingencies, page F-70

Litigation, page F-70

39.	We note your response to comment 76 of our letter dated June 8, 2012 and your revised disclosures which state that you cannot reasonably assess the timing or outcome of this litigation or its effect, if any, on your financial statements. As previously requested, please revise your disclosures in all footnotes where this litigation is discussed to comply with ASC 450-20-50 to clearly state that an estimate cannot be made as noted in your response.

August 13, 2012

The disclosure under the headings “Risk Factors — Risk Factors Related to the Company and Risks Resulting from the Consolidation — There is currently litigation pending, and the potential for additional litigation, associated with the consolidation. The Company may incur costs from these litigations,” and “The Company Business and Properties — Legal Proceedings” on pages 92 and 411, respectively, of the Form S-4 prospectus, and the corresponding disclosures appearing in the financial statements, including on page F-71 of the Form S-4 prospectus, has been revised as requested.

Empire State Building Company LLC and Affiliates Consolidated Balance Sheets, page F-108

40.	We note that historically, improvements made to the Empire State Building funded by the operating cash flows of Empire State Building Company LLC are owned by the ESBC and capitalized. We note this appears to contradict the terms of the sublease between ESBA and ESBC that provides: “it is agreed that title to all of the improvements shall be in Lessor.” Please tell us how you determined that these capital improvements are property of ESBC rather than ESBA; also, cite the appropriate excerpts from the lease and sublease agreements that support your accounting treatment and the accounting guidance you relied upon to determine how to record these improvements.

We respectfully advise the Staff that improvements made to the Empire State Building which were paid by ESBC out of its operating cash flow are properly capitalized and amortized by ESBC, irrespective of the cited 1961 lease/sublease provision pertaining to title. We believe that provision was specific to identified improvements then being made to the property by the original lessor. This interpretation is confirmed by a subsequent modification to the lease. The sublease language quoted states “Under Section 9.02 it is agreed that title to all of the improvements shall be in Lessor.” Section 9.02 of the Modification of the Master Lease states “Lessee having undertaken a program of capital improvements in or about the Building, title to all of which shall be in Lessor,” making it clear that this section refers to that program of improvements that had been undertaken and not all improvements. A separate provision that refers to ownership of “changes and alterations” is ambiguous as to its application to items of capital expense; thus, ESBA and ESBC have made a specific mutual determination of ownership of each item of improvement in each year, which agreement is evidenced by their coordinated and consistent financial statement reporting and tax return filing. Such agreement has resulted in the treatment that improvements paid out of ESBC’s operating cash flow are to be capitalized by ESBC, resolving any ambiguity in interpretation of the lease provisions. ESBC originated, planned and supervised the construction of such improvements, paid directly the cost of such improvements and bore the risk of overruns, and has the right to the long term use of the building and such improvements through the expiration of its lease in 2076 (including all exercised renewals), a period which is greater than the useful life of such improvements.

Under FASB ASC 840-10-35-6, funds expended by a lessee for improvements are amortized by the lessee over the shorter of their estimated useful lives or lease term. No reference to legal title is made in this guidance.

As filed in the proxy statement on Schedule 14A on June 6, 2008, the Supervisor solicited consent from the participants of ESBA to participate in a building improvement and financing program (the “Program”) allowing for ESBA to fund improvements at the property through the use of mortgage debt incurred by ESBA as borrower. As outlined in the “Statement by the Agents in the Solicitation of Participant Consents” dated June 8, 2008, the Program provided that ESBA will own the improvements which were acquired through the use of debt financing provided under the Program.

The Program provided that such debt-financed improvements are to be capitalized by ESBA. It did not seek to revise the prior practice and agreement that improvements funded from ESBC’s operating cash flow are to be capitalized by ESBC. The foregoing accounting policy has been applied consistently by ESBA and ESBC and disclosed in its financial statements and all filings. Since ESBA pays the cost of the improvements up to the maximum available Program loan proceeds, and the terms of the Program grant to ESBA the ownership of improvements and tenanting costs so funded by ESBA, we believe such amounts are appropriately capitalized and amortized under ASC 840.

Appendix C — Certain Projections, page C-1

41.	Please disclose all financial projections prepared by or on behalf of the sponsor that are materially related to the transaction, not just “certain projections.” All financial projections that management has access to in connection with the transaction need to be disclosed to security holders, regardless of whether the projections were provided to your financial advisor. We note, for instance, in your response to prior comment 2, that the valuation for the Empire State Building was materially changed, in part because revised projections were provided to Duff & Phelps.

The disclosure under the heading “Appendix C- Projections” on page C-1 of the Form S-4 prospectus has been revised to delete the reference to “certain.”

We supplementally advise the Staff that the only set of projections that management had access to in connection with the transaction was the financial projections filed as Appendix C to the Form S-4 prospectus. As disclosed under “Reports, Opinions and Appraisals — Fairness Opinion” on page 216 of the Form S-4 prospectus, these projections were jointly developed by the supervisor and the independent valuer. The independent valuer presented these projections based on information provided by the supervisor and the independent valuer’s analysis. Since these projections were jointly developed, during the course of their preparation, the supervisor reviewed preliminary work papers to

August 13, 2012

confirm that they were consistent with data concerning the operations of the property. These preliminary work papers did not represent financial projections prepared by or on behalf of the sponsor or any other party. We supplementally advise the Staff that the projections being prepared in connection with the final valuations will be included as an appendix to the Form S-4 prospectus.

42.	You describe financial projections of the supervisor and the other management companies for the period from the year ending December 31, 2011 to the year ending December 31, 2020, but do not appear to disclose these. Please make these disclosures, or advise.

Appendix C has been revised as requested.

Exhibit Index

43.	We note that you have added exhibit 99.9 to the exhibit list, which incorporates by reference the sublease between ESBC and ESBA. Please also file as an exhibit the original lease agreement, as well as any modifications to the lease.

The original lease agreement and all modifications to the lease have been filed as exhibits to the Form S-4 Amendment No. 3 as requested.

44.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file the legal and tax opinions with the next amendment, please provide draft copies for us to review.

The Company supplementally advises the Staff that it will file all exhibits as promptly as practicable. The Company further advises the Staff that drafts of the legal and tax opinions to be filed as exhibits to the Form S-4 Registration Statement and the Company’s Registration Statement on Form S-11 (File No. 333-179485) are attached as Appendix I to this letter, and the form of the consent of Duff & Phelps, LLC to be filed as an exhibit to the Form S-4 Registration Statement is attached as Appendix II to this letter.

We thank you for your prompt attention to this letter responding to the comment letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to Larry Medvinsky at (212) 878-8149 or Steven Fishman at (212) 969-3025.

August 13, 2012

Yours truly,

/s/ Larry Medvinsky
Larry Medvinsky
Clifford Chance US LLP

/s/ Steven Fishman
Steven Fishman
Proskauer Rose LLP

cc:	Anthony E. Malkin
Eric McPhee
Jessica Barberich
Angela McHale
David L. Orlic

August 13, 2012

APPENDIX I

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

[•], 2012

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Empire State Realty OP, L.P.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Ladies and Gentlemen:

We have acted as counsel to Empire State Realty Trust, Inc., a Maryland corporation (the “Company”) and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”), in connection with the preparation of a Registration Statement on Form S-4 (File No. 333- 179486) (together with any amendments thereto, the “Registration Statement”), filed by the Company and the Operating Partnership with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the proposed issuance by the Company of shares of its Class A common stock, par value $0.01 per share (the “Class A Common Stock”) and shares of its Class B common stock, par value $0.01 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Common Stock”) and the proposed issuance by the Operating Partnership of its Series ES units of limited partnership interest, Series 60 units of limited partnership interest and Series 250 units of limited partnership interest (collectively, the “Operating Partnership Units”), in connection with the proposed consolidation (the “Consolidation”) of Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C. and 250 West 57th St. Associates L.L.C. (together, the “subject LLCs”) into the Company.

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate, trust and partnership records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and the Operating Partnership and public officials. We have also assumed that the Consolidation will be approved by the participants in the subject LLCs, as described in the Registration Statement.

Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that (i) the Common Stock has been duly and validly authorized and, when issued pursuant to the terms of the contribution agreements for each subject LLC and in the manner contemplated by the prospectus/consent solicitation statement included in the Registration Statement, the Common Stock will be legally issued, fully paid and non-assessable and (ii) the Operating Partnership Units have been duly and validly authorized by the Operating Partnership and, when issued pursuant to the terms of the contribution agreements for each subject LLC and in the manner contemplated by the prospectus/consent solicitation statement included in the Registration Statement, and assuming that the holders of such Operating Partnership Units as limited partners in the Operating Partnership do not participate in the

August 13, 2012

control of the business of the Operating Partnership, the Operating Partnership Units will be legally issued limited partner interests in the Operating Partnership as to which the holders of such Operating Partnership Units, in their capacity as limited partners of the Operating Partnership, will have no liability in excess of their obligations to make contributions to the Operating Partnership, their obligations to make other payments provided for in the partnership agreement of the Operating Partnership and their share of the Operating Partnership’s assets and undistributed profits (subject to the obligation of a limited partner of the Operating Partnership to repay any funds wrongfully distributed to it).

The opinion set forth in this letter relates only to the General Corporation Law of the State of Maryland and the Revised Uniform Limited Partnership Act of the State of Delaware, and we express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus/consent solicitation statement, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

August 13, 2012

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

[            ], 2012

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Re:	REIT Qualification of Empire State Realty Trust, Inc.

Ladies and Gentlemen:

We have acted as counsel to Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the Company’s registration statement on Form S-4 (Registration No. 333-179486) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.

The opinion set forth in this letter is based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinion expressed herein, we have examined and, with your permission, relied on the following items:

1.	the Articles of Amendment and Restatement of the Company;

2.	the bylaws of the Company;

3.	a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”);

4.	the Registration Statement;

August 13, 2012

5.	the Company’s registration statement filed by the Company with the SEC on Form S-11 (Registration No. 333-179485) as of the date hereof (the “S-11”);

6.	the Amended and Restated Agreement of Limited Partnership of the Operating Partnership;

7.	the private letter ruling issued to the Company by the IRS on August 16, 2011; and

8.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) all representations and statements set forth in such documents are true and correct, (iv) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (v) the Company and the Operating Partnership at all times will operate in accordance with the methods of operation described in their organizational documents, the Registration Statement, the S-11 and the Certificate of Representations. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement, the S-11 or the Certificate of Representations.

For purposes of rendering the opinion stated below, we have assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations provided to us by the Company and the Operating Partnership, and that each representation contained in such Certificate of Representations to the best of the Company’s or the Operating Partnership’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and method of operation of the Company and the Operating Partnership.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

1.	Commencing with its taxable year ending December 31, 2012, the Company will be organized in conformity with the requirements for qualification as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation as described in the Registration Statement and the S-11 and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification as a REIT under the Code; and

2.	The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they describe applicable U.S. federal income tax law, are correct in all material respects.

The opinion set forth above represents our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinion referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year have satisfied or will satisfy the tests necessary to qualify as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.

August 13, 2012

The opinion set forth in this letter is: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

August 13, 2012

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

[•], 2012

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Ladies and Gentlemen:

We have acted as counsel to Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the offer and sale by the Company of shares of its Class A common stock, par value $0.01 per share (the “Common Stock”). The Common Stock is being sold pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-179485) (together with any amendments thereto, the “Registration Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”).

In rendering the opinion expressed below, we have examined and relied upon originals or copies, certified or otherwise identified to our satisfaction, of such corporate records, documents, certificates and other instruments as in our judgment are necessary or appropriate. As to factual matters relevant to the opinion set forth below, we have, with your permission, relied upon certificates of officers of the Company and public officials.

Based on the foregoing, and such other examination of law as we have deemed necessary, we are of the opinion that the Common Stock has been duly and validly authorized and, when issued and sold in the manner contemplated by the prospectus for the offering of shares of Common Stock included in the Registration Statement, the Common Stock will be legally issued, fully paid and non-assessable.

The opinion set forth in this letter relates only to the General Corporation Law of the State of Maryland, and we express no opinion as to the laws of another jurisdiction and we assume no responsibility for the applicability or effect of the law of any other jurisdiction.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not concede that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

August 13, 2012

DRAFT

[LETTERHEAD OF CLIFFORD CHANCE US LLP]

[            ], 2012

Empire State Realty Trust, Inc.

One Grand Central Place

60 East 42nd Street

New York, New York 10165

Re:	REIT Qualification of Empire State Realty Trust, Inc.

Ladies and Gentlemen:

We have acted as counsel to Empire State Realty Trust, Inc., a Maryland corporation (the “Company”), in connection with the Company’s registration statement on Form S-11 (Registration No. 333-179485) filed by the Company with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (together with any amendments thereto, the “Registration Statement”). Except as otherwise indicated, capitalized terms used in this opinion letter have the meanings given to them in the Registration Statement.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, interpretations of the foregoing as expressed in court decisions, legislative history, and existing administrative rulings and practices of the Internal Revenue Service (“IRS”) (including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling), all as of the date hereof. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, and which may result in modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary determination by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinions expressed herein, we have examined and, with your permission, relied on the following items:

1.	the Articles of Amendment and Restatement of the Company;

2.	the bylaws of the Company;

3.	a Certificate of Representations, (the “Certificate of Representations”) dated as of the date hereof, provided to us by the Company and Empire State Realty OP, L.P., a Delaware limited partnership (the “Operating Partnership”);

4.	the Registration Statement;

August 13, 2012

5.	the Company’s registration statement filed by the Company with the SEC on Form S-4 (Registration No. 333-179486) as of the date hereof (the “S-4”);

6.	the Amended and Restated Agreement of Limited Partnership of the Operating Partnership;

7.	the private letter ruling issued to the Company by the IRS on August 16, 2011; and

8.	such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinion referred to in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents and have not been subsequently amended, (ii) the signatures of each original document are genuine, (iii) all representations and statements set forth in such documents are true and correct, (iv) all obligations imposed by any such documents on the parties thereto have been performed or satisfied in accordance with their terms, and (v) the Company and the Operating Partnership at all times will operate in accordance with the methods of operation described in their organizational documents, the Registration Statement, the S-4 and the Certificate of Representations. As of the date hereof, we are not aware of any facts inconsistent with the statements in the organizational documents, the Registration Statement, the S-4 or the Certificate of Representations.

For purposes of rendering the opinions stated below, we have assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations provided to us by the Company and the Operating Partnership, and that each representation contained in such Certificate of Representations to the best of the Company’s or the Operating Partnership’s knowledge or belief is accurate and complete without regard to such qualification as to the best of such entity’s knowledge or belief. These representations generally relate to the organization and method of operation of the Company and the Operating Partnership.

Based upon, subject to, and limited by the assumptions and qualifications set forth herein, we are of the opinion that:

1.	Commencing with its taxable year ending December 31, 2012, the Company will be organized in conformity with the requirements for qualification as a real estate investment trust (a “REIT”) under the Code, and its proposed method of operation as described in the Registration Statement and the S-4 and as set forth in the Certificate of Representations will enable the Company to meet the requirements for qualification as a REIT under the Code; and,

2.	The statements in the Registration Statement under the caption “U.S. Federal Income Tax Considerations,” to the extent they describe applicable U.S. federal income tax law, are correct in all material respects.

The opinions set forth above represent our conclusions based upon the documents, facts, representations and assumptions referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations or assumptions could affect the opinions referred to herein. Moreover, the Company’s qualification as a REIT depends upon the ability of the Company to meet for each taxable year, through actual annual operating results, requirements under the Code regarding gross income, assets, distributions and diversity of stock ownership. We have not undertaken to review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company’s operations for any single taxable year

August 13, 2012

have satisfied or will satisfy the tests necessary to qualify as a REIT under the Code. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter or the Certificate of Representations.

The opinions set forth in this letter are: (i) limited to those matters expressly covered and no opinion is expressed in respect of any other matter; (ii) as of the date hereof; and (iii) rendered by us at the request of the Company. We hereby consent to the filing of this opinion with the SEC as an exhibit to the Registration Statement and to the references therein to us. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

August 13, 2012

APPENDIX II

DRAFT

CONSENT OF DUFF & PHELPS, LLC

Malkin Holdings LLC

One Grand Central Place

60 East 42nd Street

New York, NY 10165-3003

Ladies and Gentlemen:

We hereby consent to (i) the inclusion of our opinion letter, dated August __, 2012, to Malkin Holdings LLC and to each of the partnerships referred to therein and our appraisal provided to Malkin Holdings LLC attached as Appendix A and Appendix B, respectively, to the prospectus/consent solicitation statement of Empire State Realty Trust, Inc., which forms a part of the Registration Statement of Empire State Realty Trust, Inc. on Form S-4, and (ii) the description of and references to such opinion and appraisal and the references to our name in such prospectus/consent solicitation statement under the headings “SUMMARY—The Consolidation—Appraisal,” “SUMMARY—The Consolidation—Fairness Opinion,” “REPORTS, OPINIONS AND APPRAISALS—General,” “REPORTS, OPINIONS AND APPRAISALS—Appraisal” (excluding the disclosure under the subheading “Supervisor’s Reasons for Representation as to 50/50 Allocation”), and “REPORTS, OPINIONS AND APPRAISALS—Fairness Opinion” (excluding the third sentence of the second paragraph, the first sentence of the third paragraph, and the final paragraph).

By giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations of the Securities and Exchange Commission (the “Commission”) promulgated thereunder, nor do we thereby admit that we are experts with respect to any part of the Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act or the rules and regulations of the Commission promulgated thereunder.

DUFF & PHELPS, LLC

Date:                         , 2012